Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2026

Hong Kong, March 6, 2026 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2025, or the first half of the Company’s fiscal year 2026.

During this period, while the downsizing of a key client’s China Solution Centers (CSCs) continued to create a significant financial impact, the Company delivered a robust financial performance, achieving growth across both the top and bottom lines. Total revenue continued its upward trajectory, and most significantly, the Company realized a year-over-year increase in net income. This growth trend highlights the effectiveness of our stringent resource allocation and our strategic pivot toward high-value international markets and cutting-edge technological integrations.

The Company’s operational resilience was further demonstrated by its ability to secure new clients and achieve year-over-year growth in IT consulting services, successfully offsetting the impact triggered by a major client’s global restructuring strategy in the previous fiscal year. In addition, the digital transformation team’s focus on high-demand fields such as artificial intelligence (AI), robotic process automation (RPA), and payment technologies resulted in a remarkable 134.7% increase in customized IT solution services, reaching $2.2 million for the period. These successes were underpinned by the maintenance of long-standing relationships with existing clients and a deliberate reduction in revenue concentration in mainland China in favor of aggressive overseas expansion. As a result, revenue generated from outside of mainland China surged. This was driven by a strong performance of our IT services business in the APAC region, where aggregate revenue (excluding mainland China) rose from $16.9 million to $26.8 million, while the U.S. market saw exceptional growth, with revenue more than doubling—an increase of 101.6% to $4.1 million.

First Half of Fiscal 2026 Highlights (all results compared to the six months ended December 31, 2024)

●	Revenue increased by 2.8% to $85.1 million from $82.8 million.

●	Revenue from customized IT solution services increased by 134.7% to $2.2 million from $0.9 million.

●	Revenue generated outside of mainland China increased by 63.1% to $31.0 million from $19.0 million.

●	Gross profit increased by 2.1% to $19.5 million from $19.2 million.

●	Operating income increased by 300.5% to $0.6 million from $0.2 million.

●	Net income increased by 74.9% to $0.3 million from $0.2 million.

●	Total number of clients in IT services sector was 303 compared to 277.

●	Total number of IT projects was 35 compared to 20.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “The first half of fiscal year 2026 marks a pivotal turning point for CLPS, demonstrating that our comprehensive strategic transformation is not merely a response to market shifts, but a successful engine for building future-oriented competitive advantages. In the current global economy environment, the deep integration of technology and business is no longer an option; it is essential for survival and leadership. We have acted decisively to diversify our geographic footprint and evolve our service offerings. By reducing our reliance on a single market and expanding our reach into North America, APAC, and the Middle East, we are establishing a more stable and scalable foundation for long-term growth.

Our digital transformation team has been at the forefront of this evolution, delivering high-impact solutions that streamline operational efficiency for financial institutions. Our recent partnership with The Bank of East Asia, Limited (BEA) to conduct a Proof of Concept for ‘Nibot’—our proprietary AI agent—within the HKMA’s GenA.I. Sandbox is a testament to our leadership in integrating RPA with Generative AI to enhance banking efficiency and risk management. Similarly, our successful modernization of a 30-year-old legacy mortgage system for a major Hong Kong bank, achieved in just seven months with a 70% automation rate, provides a clear blueprint for how we can help global institutions shed technical debt and embrace digital agility.

We have unveiled a Web3-ready issuance platform that bridges traditional finance and digital assets. This solution enables secure, compliant, and real-time stablecoin settlement, meeting the highest global regulatory standards. To support this accelerating global demand, our Japan subsidiary has officially established an Offshore Delivery Center, strengthening our international business footprint and ensuring we have the localized talent and R&D capabilities to serve our clients 24/7.

While we continue to win new business and expand our reach, we remain focused on disciplined resource allocation to ensure that CLPS remains agile, profitable, and at the forefront of the global digital economy.”

Ms. Rui Yang, Chief Financial Officer of CLPS, said, “I am pleased to report that our disciplined strategic execution has delivered another period of solid growth and enhanced profitability. Total revenue increased by 2.8% to $85.1 million, underpinned by the early success of our corporate transformation efforts. Notably, revenue from customized IT solution services surged 134.7% to $2.2 million, a testament to the strength of our advanced technological capabilities and ability to address complex client requirements. Furthermore, our global expansion strategy continues to yield results, with revenue generated outside mainland China increasing by an impressive 63.1% to $31.0 million.

Our commitment to operational efficiency is reflected in our bottom-line results. Gross profit increased by 2.1% to $19.5 million, while operating income tripled—rising 300.5% to $0.6 million. Additionally, net income grew by 74.9% to $0.3 million.

Subsequent to the period-end, reinforcing our confidence in the Company’s future and intrinsic value, our Board authorized a share repurchase program on February 4, 2026. Effective from February 5 through November 4, 2026, this initiative allows us to repurchase up to 1,000,000 shares in the open market at prices below $2.00 per share. This program underscores our belief that our equity represents a compelling value opportunity and reflects our commitment to enhancing shareholder returns.

Although the downsizing of a key client’s CSCs remained a headwind during this period, these results demonstrate the resilience of our business model, the effectiveness of our strategic pivot, and our unwavering focus on driving sustainable, profitable growth.”

First Half of Fiscal Year 2026 Financial Results

Revenues

In the first half of fiscal 2026, revenues increased by $2.3 million, or 2.8%, to $85.1 million from $82.8 million in the prior year period. The increase was primarily due to the increased in revenue from IT consulting and customized IT solution services.

Revenues by Service

●	Revenue from IT consulting services increased by $1.7 million, or 2.2%, to $81.8 million in the first half of fiscal year 2026 from $80.1 million in the prior year period. Revenue from IT consulting services accounted for 96.2% of total revenue compared to 96.7% in the prior year period. The increase was primarily due to a growth in client base and the successful execution of our global expansion strategy.

●	Revenue from customized IT solution services increased by $1.3 million, or 134.7%, to $2.2 million in the first half of fiscal year 2026 from $0.9 million in the prior year period. Revenue from customized IT solution services accounted for 2.6% of total revenue compared to 1.1% in the prior year period. The increase was primarily due to initial success of our corporate transformation efforts and expanded investment in customized IT solution services. During this period, the successful market launch of Nibot began generating revenue. Furthermore, our project to modernize legacy banking systems using AI integration contributed to revenue growth within this service segment.

●	Revenue from academic education services decreased by $0.2 million, or 19.0%, to $0.9 million in the first half of fiscal 2026, from $1.1 million in the prior year period. Revenue from academic education services accounted for 1.0% of total revenue, compared to 1.3% in the prior year period. The decrease was primarily attributable to resource integration following the acquisition of the College of Allied Educators (CAE). Looking ahead, we are focused on generating new momentum by launching innovative courses for CAE to boost enrollment and drive segment revenue growth.

●	Revenue from other services decreased by $0.6 million, or 79.9%, to $0.1 million in the first half of fiscal year 2026 from $0.7 million in the prior year period. Revenue from other services accounted for 0.2% of total revenue compared to 0.8% in the prior year period. The decrease was primarily due to the decrease in revenue from IT product sales and head hunting services.

Revenues by Operational Areas

●	Revenue from the banking area decreased by $7.4 million, or 22.0%, to $26.1 million in the first half of fiscal year 2026 from $33.5 million in the prior year period. Revenue from banking area accounted for 30.7% and 40.4% of total revenues in the first half of fiscal 2026 and 2025, respectively.

●	Revenue from the wealth management area decreased by $0.8 million, or 5.1%, to $14.6 million in the first half of fiscal year 2026 from $15.4 million in the prior year period. Revenue from wealth management area accounted for 17.2% and 18.6% of total revenues in the first half of fiscal 2026 and 2025, respectively.

●	Revenue from the e-Commerce area increased by $0.3 million, or 1.9%, to $15.2 million in the first half of fiscal year 2026 from $14.9 million in the prior year period. Revenue from e-Commerce area accounted for 17.9% and 18.0% of total revenues in the first half of fiscal 2026 and 2025, respectively.

●	Revenue from the automotive area increased by $1.9 million, or 21.5%, to $11.1 million in the first half of fiscal year 2026 from $9.2 million in the prior year period. Revenue from automotive area accounted for 13.1% and 11.1% of total revenues in the first half of fiscal 2026 and 2025, respectively.

●	Revenue from the other areas increased by $8.2 million, or 83.6%, to $18.0 million in the first half of fiscal year 2026 from $9.8 million in the prior year period. Revenue from other area accounted for 21.2% and 11.8% of total revenues in the first half of fiscal 2026 and 2025, respectively.

Revenues by Geography

Revenue generated outside of mainland China increased by 63.1% to $31.0 million in the first half of fiscal year 2026 from $19.0 million in the prior year period. The increase was primarily due to the strong operational performance in Singapore, Hong Kong SAR, Japan, and USA.

Gross Profit and Gross Margin

Gross profit increased by $0.3 million, or 2.1%, to $19.5 million in the first half of fiscal 2026 compared to $19.2 million in the prior year period. The increase was primarily due to an increase in total revenue. Gross margin decreased to 23.0% in the first half of fiscal 2026 compared to 23.1% in the prior year period.

Operating Expenses

Selling and marketing expenses decreased by $0.4 million, or 13.6%, to $2.1 million in the first half of fiscal year 2026 from $2.5 million in the prior year period. As a percentage of total revenues, selling and marketing expenses decreased to 2.5% in the first half of fiscal 2026 compared to 3.0% in the prior year period. The decrease was primarily due to AI-driven automation, workforce optimization, and structural realignment, which reduced redundancies, targeted high-value tasks, and aligned resources with business goals, improving efficiency while lowering expenses.

Research and development expenses decreased by $1.3 million, or 38.7%, to $2.0 million in the first half of fiscal year 2026 from $3.3 million in the prior year period. As a percentage of total revenues, research and development expenses decreased to 2.4% in the first half of fiscal 2026 compared to 4.0% in the prior year period. The decrease was primarily due to the redeployment of R&D staff to deliver customized IT solutions, resulting in a reclassification of these expenses as cost of revenues.

General and administrative expenses increased by $0.8 million, or 5.8%, to $14.9 million in the first half of fiscal year 2026 from $14.1 million in the prior year period. As a percentage of total revenues, general and administrative expenses increased to 17.6% in the first half of fiscal 2026 compared to 17.1% in the prior year period. The increase was primarily due to the recognition of one-time employee severance costs, which were triggered by a major client’s global restructuring strategy.

Operating Income

Operating income increased by $0.4 million, or 300.5% to $0.6 million in the first half of fiscal 2026 from $0.2 million in the same period of the previous year. Operating margin was 0.7% in the first half of fiscal 2026 compared to 0.2% in the prior year period.

Other Income and Expenses

Total other expenses, net of other income was $0.1 million in the first half of fiscal 2026 compared to $0.2 million total other income, net of other expenses in the prior year period.

Provision for Income Taxes

Provision for income taxes decreased by $0.1 million to $0.2 million in the first half of fiscal 2026 from $0.3 million in the same period of the previous year.

Net Income (Loss) and EPS

Net income increased by $0.1 million, or 74.9%, to $0.3 million in the first half of fiscal 2026 from $0.2 million net income in the prior year period.

Non-GAAP net income1 decreased by $0.2 million, or 9.5%, to $2.1 million in the first half of fiscal year 2026 from $2.3 million in the prior year period.

Net income attributable to CLPS Incorporation’s shareholders was $83.0 thousand, or $0.003 basic and diluted earnings per share in the first half of fiscal 2026 compared to a net loss attributable to CLPS Incorporation’s shareholders of $0.4 million, or $0.015 basic and diluted losses per share in the prior year period.

Non-GAAP net income attributable to CLPS Incorporation’s shareholders2 was $1.8 million, or $0.06 basic and diluted earnings per share in the first half of fiscal 2026 compared to $1.7 million, or $0.06 basic and diluted earnings per share in the prior year period.

Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents of $28.4 million compared to $28.2 million as of June 30, 2025.

Net cash provided by operating activities was approximately $4.7 million. Net cash used in investing activities was approximately $0.2 million. Net cash used in financing activities was approximately $4.6 million. The effect of exchange rate change on cash was approximately positive $0.4 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

Undeterred by the short-term challenges, we remain confident about our long-term business growth. For fiscal year 2026, the Company expects, considering our financial numbers could be affected by the floating exchange rate, and absent material acquisitions or non-recurring transactions, total sales growth in the range of approximately 10% to 15% compared to fiscal year 2025 financial results, and non-GAAP net income in the range of approximately $4.4 million to $5.0 million.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2025, were translated at 6.9931 RMB to 1.00 USD compared to 7.1636 RMB to 1.00 USD as of June 30, 2025. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2025 and 2024 were 7.1235 RMB to 1.00 USD and 7.1767 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

About CLPS Incorporation

CLPS Incorporation (NASDAQ: CLPS), established in 2005 and headquartered in Hong Kong, is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries evolve into data-driven, intelligent ecosystems. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of fiscal year 2026, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP cost of revenues is cost of revenue excluding share-based compensation expenses. Non-GAAP selling and marketing expenses is selling and marketing expenses excluding share-based compensation expenses. Non-GAAP general and administrative expenses is general and administrative expenses excluding share-based compensation expenses. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

1	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.

2	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

	As of
	December 31, 2025 (Unaudited)	June 30, 2025 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	28,422,095	28,173,160
Short-term investments	916,852	896,949
Accounts receivable, net	42,819,285	44,891,161
Prepayments, deposits and other assets, net	8,866,524	7,441,565
Amounts due from related parties	4,642,400	4,374,595
Total Current Assets	$85,667,156	$85,777,430
Non-current assets:
Property and equipment, net	20,543,354	21,212,463
Intangible assets, net	1,981,780	2,055,102
Operating lease right-of-use assets	2,505,610	3,407,995
Goodwill	1,420,150	1,435,782
Long-term investments	1,687,752	1,718,995
Prepayments, deposits and other assets, net	332,357	481,761
Amounts due from related parties	2,263,799	1,945,960
Deferred tax assets, net	5,964	73,942
Total Assets	$116,407,922	$118,109,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$26,166,467	$30,217,329
Accounts payable	2,490,272	2,515,207
Accrued expenses and other current liabilities	456,200	260,880
Tax payables	2,270,979	2,463,706
Contract liabilities	4,909,035	2,470,135
Salaries and benefits payable	12,123,893	14,062,007
Operating lease liabilities	2,126,684	2,348,195
Amount due to related parties	61,208	21,884
Total Current Liabilities	$50,604,738	$54,359,343
Non-current liabilities:
Operating lease liabilities	554,299	1,301,369
Deferred tax liabilities	145,500	251,812
Unrecognized tax benefit	4,004,545	3,715,163
Other non-current liabilities	918,611	896,747
TOTAL LIABILITIES	$56,227,693	$60,524,434
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 29,841,828 shares issued and outstanding as of December 31, 2025; 27,988,452 shares issued and outstanding as of June 30, 2025	2,984	2,799
Additional paid-in capital	61,930,342	60,177,851
Statutory reserves	6,059,696	5,853,445
Accumulated deficit	(7,525,036)	(7,401,803)
Accumulated other comprehensive losses	(2,612,878)	(3,095,507)

Total CLPS Incorporation’s Shareholders’ Equity	57,855,108	55,536,785

Noncontrolling Interests	2,325,121	2,048,211

Total Shareholders’ Equity	60,180,229	57,584,996

Total Liabilities and Shareholders’ Equity	$116,407,922	$118,109,430

CLPS INCORPORATION

UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2025	2024

Revenues	$85,085,021	$82,777,520
Less: Cost of revenues (note 1)	(65,536,781)	(63,622,547)
Gross profit	19,548,240	19,154,973

Operating income (expenses):
Selling and marketing expenses (note 1)	2,119,851	2,452,957
Research and development expenses	2,012,252	3,281,877
General and administrative expenses (note 1)	14,940,334	14,115,055
Subsidies and other operating income	(161,221)	(853,986)
Total operating expenses	18,911,216	18,995,903
Income from operations	637,024	159,070
Other income	359,284	585,266
Other expenses	(472,495)	(371,032)
Income before income tax and share of (loss) income in equity investees	523,813	373,304
Provision for income taxes	170,040	267,790
Income (loss) before share of income in equity investees	353,773	105,514
Share of (loss) income in equity investees, net of tax	(33,669)	77,505
Net income	320,104	183,019
Less: Net income attributable to noncontrolling interests	237,086	572,932
Net income (loss) attributable to CLPS Incorporation’s shareholders	$83,018	$(389,913)

Other comprehensive income (loss)

Foreign currency translation income	$522,453	$93,127
Less: foreign currency translation income (loss) attributable to noncontrolling interest	39,824	(14,109)
Other comprehensive income attributable to CLPS Incorporation’s shareholders	$482,629	$107,236

Comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$565,647	$(282,677)
Comprehensive income attributable to noncontrolling interests	276,910	558,823
Comprehensive income	$842,557	$276,146

Basic income (loss) per common share	$0.003	$(0.015)
Weighted average number of share outstanding – basic	28,947,672	26,859,936
Diluted income (loss) per common share	$0.003	$(0.015)
Weighted average number of share outstanding – diluted	29,551,271	26,859,936

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	2,251	5,306
Selling and marketing expenses	14,250	89,652
General and administrative expenses	1,736,176	2,011,255
	1,752,677	2,106,213

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2025	2024

Cost of revenues	$(65,536,781)	$(63,622,547)
Less: share-based compensation expenses	(2,251)	(5,306)
Non-GAAP cost of revenues	$(65,534,530)	$(63,617,241)

Selling and marketing expenses	$(2,119,851)	$(2,452,957)
Less: share-based compensation expenses	(14,250)	(89,652)

Non-GAAP selling and marketing expenses	$(2,105,601)	$(2,363,305)

General and administrative expenses	$(14,940,334)	$(14,115,055)
Less: share-based compensation expenses	(1,736,176)	(2,011,255)
Non-GAAP general and administrative expenses	$(13,204,158)	$(12,103,800)

Operating income	$637,024	$159,070
Add: share-based compensation expenses	1,752,677	2,106,213
Non-GAAP operating income	$2,389,701	$2,265,283

Operating Margin	0.7%	0.2%
Add: share-based compensation expenses	2.1%	2.5%
Non-GAAP operating margin	2.8%	2.7%

Net income	$320,104	$183,019
Add: share-based compensation expenses	1,752,677	2,106,213
Non-GAAP net income	$2,072,781	$2,289,232

Net income (loss) attributable to CLPS Incorporation’s shareholders	$83,018	$(389,913)
Add: share-based compensation expenses	1,752,677	2,106,213
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$1,835,695	$1,716,300

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	28,947,672	26,859,936
GAAP basic income (loss) per common share	$0.003	$(0.015)
Add: share-based compensation expenses	0.057	0.075
Non-GAAP basic earnings per common share	$0.06	$0.06

Weighted average number of share outstanding used in computing GAAP diluted income (loss)	29,551,271	26,859,936
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	29,551,271	27,343,717

GAAP diluted income (loss) per common share	$0.003	$(0.015)
Add: share-based compensation expenses	0.057	0.075
Non-GAAP diluted earnings per common share	$0.06	$0.06